Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China
(Stock Code: 902)

CONNECTED TRANSACTION
CAPITAL INCREASE IN HAINAN NUCLEAR

On 22 March 2016, the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Nuclear), pursuant to which the existing shareholders of Hainan Nuclear agreed to subscribe by way of cash for the new registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. The Company shall pay to Hainan Nuclear an amount of not more than RMB123,696,000 as the consideration of the Capital Increase, which sum will be funded by the Company’s internal cash surplus. Following completion of the Capital Increase, the Company’s proportion of shareholding of 30% in Hainan Nuclear shall remain unchanged.

Huaneng Group holds a 75% direct equity interests and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% of the equity interest in the Company. Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK, and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited. At the same time, Huaneng Group holds a 100% equity interest in Huaneng Nuclear, which is a substantial shareholder of Hainan Nuclear. The Company and Huaneng Nuclear shall subscribe for the newly increased registered capital of Hainan Nuclear according to their respective shareholding proportion in the Capital Increase. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG NUCLEAR

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 82,331 MW and the equity based generation capacity is 74,399 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interests and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 33.33% of the equity interest in the Company. Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), and a 0.49% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlled subsidiary of Huaneng Group). At the same time, Huaneng Group holds a 100% equity interest in Huaneng Nuclear, which is a substantial shareholder of Hainan Nuclear. The Company and Huaneng Nuclear shall subscribe for the newly increased registered capital of Hainan Nuclear according to their respective shareholding proportion in the Capital Increase. Pursuant to the relevant stipulations of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

Huaneng Nuclear is a wholly owned subsidiary of Huaneng Group, which is principally engaged in investment, development and production of nuclear power.

The relationship among the Company, Huaneng Group and Huaneng Nuclear are as follows:
*
Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 25% interest in HIPDC. Therefore, Huaneng Group indirectly holds a 25% interest in HIPDC.

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Huaneng Group holds a 10.23% direct interest in the Company. It also holds 3.11% and 0.49% interest in the Company through Hua Neng HK (its wholly owned subsidiary) and China Huaneng Finance Corporation (its non wholly owned subsidiary), respectively.

Therefore, under the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng Nuclear) are connected persons of the Company.

CAPITAL INCREASE AGREEMENT

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 22 March 2016, and accordingly the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear (including Huaneng Nuclear).

Major terms of the Capital Increase Agreement are as follows:

1.	Date:	22 March 2016

2.	Parties:	(i)	China Nuclear;

		(ii)	the Company;

		(iii)	Huaneng Nuclear; and

		(iv)	Hainan Nuclear

3.	Subscription of share capital:
According to the Capital Increase Agreement, each shareholder shall inject new capital by way of cash in accordance with its original proportion of shareholding, of which: China Nuclear shall subscribe for RMB210,283,200, representing 51% of the newly increased capital; the Company shall subscribe for RMB123,676,000, representing 30% of the newly increased capital; and Huaneng Nuclear shall subscribe for RMB78,340,800, representing 19% of the newly increased capital.

4.	Payment method:
The subscription for the year of each shareholder shall be apportioned into four parts, i.e. 40%, 40%, 10% and 10% and each payment of such apportioned amount shall be paid into a designated verification account of Hainan Nuclear quarterly. The first payment thereof shall be paid within 15 working days following the passing of the resolution relating to the Capital Increase at shareholders’ meeting of Hainan Nuclear.

5.	Signing and effective time:	The Capital Increase Agreement became effective upon signing by China Nuclear, the Company and Huaneng Nuclear and Hainan Nuclear on 22 March 2016.

Upon completion of the Capital Increase, the Company’s shareholding in Hainan Nuclear remains unchange, i.e. 30% equity interest in Hainan Nuclear.

INFORMATION REGARDING HAINAN NUCLEAR

Incorporation in the PRC in December 2008, Hainan Nuclear is located in Hainan Province, the business of which include the construction, operation and management of nuclear power plants, production and sales of power and related products; technology advisory services.

The controlling shareholder of Hainan Nuclear, China Nuclear, holds 51% of the registered capital of Hainan Nuclear. The Company holds 30% of the registered capital of Hainan Nuclear, and Huaneng Nuclear holds 19% of the registered capital of Hainan Nuclear. China Nuclear is principally engaged in investment, development and production of nuclear power. China Nuclear does not hold shares in the Company and is a third party independent from both the Company and its connected persons.

Selected Financial Information of Hainan Nuclear

The following sets out certain financial information of Hainan Nuclear as at 31 December 2014 and 31 December 2015, prepared in accordance with PRC Accounting Standards:

	As at 31 December 2014	As at 31 December 2015
	(RMB’000)	(RMB’000)
	(audited)	(unaudited)

Operating revenue	0	31,590
Profit before tax	0	13,160
Net profit	0	11,700
Net profit after deduction of extraordinary items	0	11,700
Total assets	19,297,290	23,026,120
Net assets	3,824,300	4,508,620

Reasons for the Capital Increase and the Impact on the Company

The Capital Increase is to satisfy the needs of funds for power engineering construction of Hainan Nuclear. It will increase the aggregate registered capital of Hainan Nuclear, to further improve the financing capacity of Hainan Nuclear so as to satisfy the needs of funds for power engineering construction for the year. It is expected that it will bring a stable investment growth return to the Company in future. Following completion of the Capital Increase, Hainan Nuclear will not be consolidated into the accounts of the Company. The transaction will not impose any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES

With respect to the Capital Increase and given the scale of the subscription amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirements.

The Board of Directors of the Company has approved the resolution regarding the Capital Increase. Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Company having connected relationship, abstained from voting on the board resolution relating to the Transaction. The resolutions were voted by directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Capital Increase was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Capital Increase”
the subscription in an amount of not more than RMB123,696,000 for part of the new registered capital of Hainan Nuclear by the Company pursuant to the terms and conditions of the Capital Increase Agreement;

“Capital Increase Agreement”	the capital increase agreement entered into by the Company with China Nuclear, Huaneng Nuclear and Hainan Nuclear on 22 March 2016;

“China Nuclear”	China Nuclear Power Co., Ltd.;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Hainan Nuclear”	Hainan Nuclear Power Co., Ltd.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Huaneng Nuclear”	Huaneng Nuclear Power Development Co., Ltd.;

“PRC”, “China”	the People’s Republic of China;

“RMB”	the lawful currency of the PRC; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
23 March 2016